UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Entry into a Material Definitive Agreement

Merger and Merger Agreement

On March 21, 2019, Spark Networks SE, a European stock corporation (Societas Europaea, SE) with its corporate seat in Germany ( “Parent”), entered into an Agreement and Plan of Merger by and among Chemistry Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Zoosk, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the Holders’ Representative (the “Merger Agreement”).

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company, and the separate existence of Merger Sub will cease, and the Company will become a wholly owned subsidiary of Parent (the “Merger”).

The Merger Agreement was adopted by the administrative board (Verwaltungsrat) of Parent (the “Parent Board”) and the board of directors of the Company.

Merger Consideration

The aggregate consideration to be paid to the Company’s equity holders in the Merger (i) $115,000,000 in cash (the “Merger Aggregate Cash Consideration”) and (ii) 12,980,000 Parent ADSs (the “Merger Aggregate Stock Consideration”), subject to potential adjustment as provided in the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, at the date and time when the Merger becomes effective (the “Effective Time”):

(i) each share of capital stock of the Company (“Company Capital Stock”) that is issued and outstanding immediately prior to the Effective Time (other than dissenting shares and shares that are owned by the Company as treasury stock or by Parent or Merger Sub) will be cancelled and automatically converted into the right of the stockholders of the Company to receive, in respect of each such share, (A) the Per Share Closing Cash Consideration and the Per Share Stock Consideration (each as defined in the Merger Agreement) and (B) each stockholder’s pro rata portion of the Post-Closing Cash Consideration (as defined in the Merger Agreement), if any;

(ii) the portion of each option to purchase Company Capital Stock that is vested and exercisable immediately prior to the Effective Time (each such portion, a “Vested Option”) and that has an exercise price per share less than the Per Share Merger Aggregate Consideration (as defined in the Merger Agreement) will be cancelled and automatically converted into the right to receive an amount in cash, without interest and subject to any applicable withholding, equal to (1) the product of (x) the number of shares of Company common stock then subject to such Vested Option multiplied by (y) the applicable Per Option/Warrant Closing Payment (as defined in the Merger Agreement) and (2) the applicable pro rata portion of the Post-Closing Cash Consideration in respect of such Vested Option, if any;

(iii) the portion of each option to purchase Company Capital Stock that is not a Vested Option immediately prior to the Effective Time will be cancelled and extinguished at the Effective Time without any present or future right to receive any portion of the Merger consideration; and

(iv) each warrant to purchase Company Capital Stock, whether vested or unvested, that has a per share exercise price that is less than the Per Share Merger Aggregate Consideration and is outstanding immediately prior to the Effective Time (each, a “Cash-Out Warrant”) will be cancelled and automatically converted into the right to receive an amount in cash, without interest and subject to any applicable withholding, equal to (A) the product of the number of shares of Company common stock subject to such Cash-Out Warrant multiplied by the applicable Per Option/Warrant Closing Payment and (B) the applicable pro rata portion of the Post-Closing Cash Consideration in respect of such Cash-Out Warrant, if any.

Notwithstanding the foregoing, (x) $10 million of the cash consideration will be held back by Parent until December 31, 2020 in order to satisfy any indemnity obligations of the holders of shares of Company Capital Stock, Vested Options, Cash-Out Warrants that are issued and outstanding immediately prior to the Effective Time and each recipient of cash and/or Parent ADSs under the Company Liquidity Bonus Plan (as defined in the Merger Agreement) and (y) $1 million of the cash consideration will be placed in escrow for purposes of satisfying the post-closing purchase price adjustment, if any.

Parent Capital Increase; Share Exchange

The exchange of Company Capital Stock against the Merger Aggregate Stock Consideration (as defined in the Merger Agreement) as agreed under the Merger Agreement will be implemented by means of an increase in the registered share capital (Grundkapital) of Parent pursuant to Section 182 et seq. of the German Stock Corporation Act (Aktiengesetz) (such increase the “Parent Capital Increase”). The Parent Capital Increase will be resolved upon by the general meeting (Hauptversammlung) of Parent (the “Parent General Meeting”, and the resolution by the Parent General Meeting on the Parent Capital Increase the “Parent Capital Increase Resolution”). Under the Parent Capital Increase, Parent will issue the Merger Aggregate Stock Consideration to a financial institution (such institution the “Contribution Agent”) for the benefit of the former holders of Company Capital Stock against the prior contribution and transfer by the Contribution Agent to Parent of all of the issued and outstanding shares of the Company as the surviving corporation of the Merger.

Termination

The Merger Agreement may be terminated prior to the Effective Time including: (i) by mutual written consent of Parent and the Company; (ii) by either Parent or the Company in the event that the Merger will not have been consummated by August 21, 2019; (iii) by either Parent or the Company if a court or other governmental authority has issued a final non-appealable order or similar action prohibiting consummation of the Merger or the transactions contemplated by the Merger Agreement; (iv) by Parent if the requisite Company stockholder approval for the Merger (the “Company Stockholder Approval”) is not obtained; (v) by the Company if the requisite Parent stockholder approval for increase in registered share capital of Parent (the “Parent Stockholder Approval”) is not obtained; (vi) by either Parent or the Company, if Parent has not obtained the debt facility, to be arranged by Piper Jaffray & Co. and contemplated by the Merger Agreement, due to failure of the Company or Parent, respectively, to satisfy the applicable Company Adjusted EBITDA (as defined in the Merger Agreement) or Parent Adjusted EBITDA (as defined in the Merger Agreement), respectively; and (vii) by Parent or the Company in the event of a breach by the other party of any covenant or agreement or any representation or warranty that would result in the failure of certain conditions of the Merger or of certain other covenants.

Conditions to Closing

Consummation of the Merger is subject to customary conditions, including, among others things, the Parent Stockholder Approval and the Company Stockholder Approval.

Board of Directors

As of the date of the Merger Agreement, the Parent Board consists of seven members. Following the consummation of the Parent Capital Increase, the Parent Board will consist of eight members to be comprised of six members selected by Parent and two directors selected by the Company, subject to certain procedural and other requirements under German law as set forth in the Merger Agreement.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties made by each of Parent, Merger Sub and the Company. Parent and the Company have also agreed to various covenants in the Merger Agreement, including, among other things, covenants (i) to conduct their respective business and operations in the ordinary course of business, (ii) to seek the other party’s consent prior to taking certain actions prior to the closing of the Merger, and (iii) not to solicit other acquisitions proposals and not to enter into discussions concerning, or provide information in connection with, alternative transactions.

California Fairness Hearing

As promptly as practicable after the date of the Agreement, Parent will prepare, with the cooperation of the Company, an application to obtain from the Commissioner of Business Oversight of the State of California, after a hearing before the California Commissioner pursuant to the California Corporations Code, including Sections 25121 and 25142 thereof, a permit (the “California Permit”) to issue securities in exchange for outstanding securities, the obtainment of which would result in the issuance of ordinary no-par value registered shares (auf den Namen lautende Stückaktien) of Parent (the “Parent Ordinary Shares”) in the Merger (and the Parent ADSs representing such Parent Ordinary Shares) being exempt from registration under the Securities Act of 1933, as amended by virtue of the exemption provided by Section 3(a)(10) thereof, and Parent intends to apply for the California Permit on or before the date that is 10 business days after the date of the Agreement.

Company Stockholder Approval

Pursuant to the Merger Agreement, the Company must, immediately after the issuance of the California Permit, seek to obtain and, within two Business Days of such issuance, must deliver to Parent a written consent from certain Company stockholders providing irrevocably the Company Stockholder Approval.

Termination Fee

Upon certain events, if the Merger Agreement is terminated by Parent, the Company is obligated to pay Parent $5,000,000.  Upon certain events, if the Merger Agreement is terminated by the Company, Parent is obligated to pay the Company $5,000,000.

Additional Agreements

Concurrently with the execution of the Merger Agreement, (i) certain stockholders of Parent entered into support agreements with the Company pursuant to which such stockholders have agreed, among other things, to vote their Parent Ordinary Shares in favor of the Parent Capital Increase Resolution, the approval and adoption of the Merger Agreement and the transactions contemplated thereby (the “Support Agreements”), and (ii) certain stockholders of the Company entered into (A) voting agreements with Parent and the Company pursuant to which such stockholders agreed, among other things, to vote their Company Capital Stock stock in favor of the approval and adoption of the Merger Agreement and the Charter Amendment (as defined in the Merger Agreement) (the “Voting Agreements”) and (B) joinder agreements with Parent and the Company pursuant to which such stockholders have agreed, among other things, to be bound by certain terms of the Merger Agreement and to release Parent and the other released parties therein from certain claims relating to the Company, subject to certain exceptions (the “Joinder Agreements”).

In addition, in connection with the execution of the Merger Agreement, Parent received debt commitment letters from certain lenders as arranged by Piper Jaffray & Co.

The foregoing summary does not purport to be complete and is qualified in its entirety by the text of the Merger Agreement, which is attached as Exhibit 2.1 hereto and is incorporated herein by reference.

Forward-Looking Statements

This Form 6-K may contain forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Parent’s or the Company’s or the combined company’s performance or achievements to be materially different from those of any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made, and Parent does not assume any duty to update forward-looking statements. Parent cautions readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the proposed transaction does not close when expected or at all because required shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Parent’s share price before closing, including as a result of the financial performance of the Company prior to closing, or more generally due to broader stock market movements, and the performance of peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Parent and the Company operate; (iv) the ability to promptly and effectively integrate the businesses of Parent and the Company; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; (vi) diversion of management time on merger-related issues; (vii) lower-than-expected revenues, credit quality deterioration or a reduction in net earnings; and (viii) other risks that are described in Parent’s public filings with the SEC. For more information, see the risk factors described in Parent’s Annual Report on Form 20-F and other filings with the SEC.

Additional Information About the Merger and Where to Find It

The merger will require the approval of the Company’s stockholders, and the issuance of the Parent ADSs comprising the Merger consideration will require the approval of Parent’s shareholders. This Form 6-K is not a recommendation in favor of a vote on the transaction, nor is it a solicitation of proxies in connection with any such vote. Parent will hold a general meeting of shareholders in connection with the Merger. The parties intend that Parent will issue Parent ADSs in the Merger in reliance upon an exemption from registration provided by Section 3(a)(10) of the Securities Act of 1933, as amended, following a fairness hearing to be convened by the Commissioner of the California Department of Business Oversight. Equityholders of the Company are advised to read the important information about the transaction and the details about the fairness hearing, including a formal notice of the hearing, that will be published and made available to the Company’s equityholders in accordance with Section 25142 of the California Corporations Code, and shareholders of Parent are advised to read the important information about the transaction provided in materials for the general meeting of shareholders.

The information statement, fairness hearing notice, and other relevant materials (when they become publicly available) may be obtained free of charge by contacting Parent at legal@affinitas.de.

This communication does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

Exhibit Index

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated March 21, 2019
99.1	Joint Press Release of Spark Networks SE and Zoosk, Inc., dated March 21, 2019
99.2	Spark Networks SE Investor Presentation, dated March 21, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

By:	/s/ Jeronimo Folgueira
Name: Jeronimo Folgueira
Title: Chief Executive Officer

Date: March 22, 2019	By:	/s/ Robert O’Hare
Name: Robert O’Hare
Title: Chief Financial Officer